Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-172202

Prospectus Supplement No. 7

(To Prospectus dated April 16, 2015)

SNAP INTERACTIVE, INC.

UP TO 4,117,500 SHARES OF COMMON STOCK

This Prospectus Supplement No. 7 supplements and amends the prospectus dated April 16, 2015, as amended by Prospectus Supplement No. 1 dated April 30, 2015, Prospectus Supplement No. 2 dated May 15, 2015, Prospectus Supplement No. 3 dated May 19, 2015, Prospectus Supplement No. 4 dated May 27, 2015, Prospectus Supplement No. 5 dated August 13, 2015 and Prospectus Supplement No. 6 dated November 10, 2015, referred to herein as the Prospectus. This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated December 11, 2015, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

There are significant risks associated with an investment in our common stock. These risks are described under the caption “Risk Factors” beginning on page 3 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2015

SNAP INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52176	20-3191847
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

320 W. 37th Street, 13th Floor New York, NY	10018
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 594-5050

(Former name or former address, if changed since last report)

Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 11, 2015, the Board of Directors (the “Board”) of Snap Interactive, Inc. (the “Company”) increased the size of the Board from three (3) members to four (4) members and appointed Neil Foster to the Board, effective December 11, 2015. Mr. Foster will serve as a director until the Company’s 2016 annual meeting of stockholders. Mr. Foster has not been appointed to any Board committees at this time.

Mr. Foster will be entitled to receive a cash fee for his service as a non-employee member of the Board and for his service on any committee of the Board of $15,000 and $2,500 per year, respectively. As additional consideration for his service on the Board, the Board awarded Mr. Foster a stock option representing the right to purchase 100,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price equal to $0.09 per share of Common Stock, which was the fair market value of a share of Common Stock as of the close of market on December 11, 2015. The shares underlying the stock option will vest in three (3) equal annual installments on the first, second and third anniversaries of the date of grant, provided that Mr. Foster is providing services to the Company on such dates. There are no arrangements or understandings between Mr. Foster and any other persons pursuant to which he was selected as a director. In addition, there are no transactions between the Company and Mr. Foster or his immediate family members requiring disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

On December 14, 2015, the Company issued a press release announcing Mr. Foster’s appointment as a director. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Section 9 – Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release, dated December 14, 2015, issued by Snap Interactive, Inc.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2015	SNAP INTERACTIVE, INC.

	By:	/s/ Alexander Harrington
Alexander Harrington
Chief Executive Officer and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated December 14, 2015, issued by Snap Interactive, Inc.

4

Exhibit 99.1

Snap Interactive Appoints Neil Foster to Board of Directors

Mr. Foster, who most recently served as EVP-Operations at Take-Two Interactive Software, Inc.,

joins Snap as its second independent director

NEW YORK, NY / ACCESSWIRE / December 14, 2015 / Snap Interactive, Inc. ("SNAP," the "Company," "we," "our" or "us") (OTCQB: STVI), today announced that Neil Foster has been appointed to the Company's Board of Directors (the “Board”), effective December 11, 2015.

Mr. Foster brings to SNAP’s Board more than 25 years of executive experience in various strategic, operational, financial and corporate development roles in the media sector, spanning traditional and digital media. He has a demonstrated track record of jumpstarting growth, driving shareholder value through business-building strategic partnerships and M&A initiatives and converting revenue growth to the bottom line in scalable media businesses.

“We believe that Neil’s involvement will be instrumental as we embark on our growth strategy,” said Alex Harrington, CEO of SNAP. “During his career, he has been at the forefront of transformational change at highly successful media enterprises. We believe his insights will be invaluable as we seek ways to grow both organically and through partnerships and acquisitions. Also, we are excited to continue to build our corporate governance practices by adding industry leaders of the highest caliber to our Board, and we believe we are one step closer to our goal of listing on a national securities exchange.”

“I am thrilled to join SNAP’s Board at this exciting time in the Company’s evolution, particularly as the interactive dating industry has emerged as a leading digital vertical,” said Mr. Foster. “As one of the only public pure-play interactive dating companies, SNAP has a tremendous opportunity to deliver great value to both its subscribers and shareholders as it offers innovative dating solutions in this rapidly growing market. I am looking forward to lending my strategic, operational and financial expertise to help SNAP unlock value for shareholders.”

Before joining SNAP, Mr. Foster served as Executive Vice President-Operations of Take-Two Interactive Software, Inc. (NASDAQ: TTWO), a leading global developer and publisher of console and personal computer video games. Previously, Mr. Foster held a number of roles in the recorded music business, most recently as Executive Vice President-Finance & Operations for Sony Music Entertainment, where he oversaw the financial and operational management of Columbia Records and Epic Records. Mr. Foster’s early career included positions at McKinsey & Company, Inc. and Pricewaterhouse Coopers. He holds an MBA from the Harvard Business School and a B.Comm. from the University of Toronto.

IR Contacts:

Todd Fromer/Brad Nelson

KCSA Strategic Communications

snap@kcsa.com

IR@snap-interactive.com

212-896-1215 / 212-896-1217

PR Contact:

Adam Handelsman

adam@SpecOpsComm.com

212-518-7721

About Snap Interactive, Inc.

Snap Interactive, Inc. develops, owns and operates dating applications for social networking websites and mobile platforms. The Grade is a patent-pending mobile dating application catering to high-quality singles. SNAP's flagship brand, AYI.com, is a multi-platform online dating site with a large user database of approximately 30 million users.

For more information, please visit http://www.snap-interactive.com.

The contents of our websites are not part of this press release, and you should not consider the contents of these websites in making an investment decision with respect to our common stock.

Facebook is a registered trademark of Facebook Inc. Apple, iTunes and iPhone are registered trademarks of Apple Inc. and App Store is a registered service mark of Apple Inc. Android is a registered trademark of Google Inc. The Grade is a trademark and AYI.com is a registered trademark of Snap Interactive, Inc.

Forward-Looking Statements:

This press release contains "forward-looking statements." Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with general economic, industry and market sector conditions; the Company's ability to institute corporate governance standards or achieve compliance with national exchange listing requirements; the Company's future growth and the ability to obtain additional financing to implement the Company's growth strategy; the ability to increase or recognize revenue, decrease expenses and increase the number of active subscribers, new subscription transactions or monthly active users; the ability to enter into new advertising agreements; the ability to diversify new user acquisition channels or improve the conversion of users to paid subscribers; the ability to anticipate and respond to changing user and industry trends and preferences; the intense competition in the online dating marketplace; the ability to release new applications or derive revenue from new applications; and circumstances that could disrupt the functioning of the Company's applications. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission ("SEC"), including the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov.

All forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement was made, except to the extent required by applicable securities laws.